SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
POST-EFFECTIVE AMENDMENT NO. 6
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated 1201 Walnut Kansas City, MO 64106	KLT Inc. 1201 Walnut Kansas City, MO 64106
KLT Investments II Inc. 1201 Walnut Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)

_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)

______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Paul Silverman, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20008

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On September 7, 2005, Post-Effective Amendment No. 6 to Application/Declaration on Form U-1 was filed in file no. 070-10331 by Great Plains Energy Incorporated ("Great Plains Energy') and the other applicants identified therein. The applicants hereby withdraw Post-Effective Amendment No. 6.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Amendment No. 1 to Post-Effective Amendment No. 6 to Application/Declaration on Form U-1/A to be signed on their behalf by the undersigned thereunto duly authorized.

Date: September 23, 2005.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Mark G. English_______________
Name: Mark G. English
Title: General Counsel and Assistant Secretary

On behalf of Great Plains Energy Incorporated, KLT Inc. and KLT Investments II Inc.

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